For Immediate Release

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS FOURTH QUARTER AND
 FULL-YEAR 2009 RESULTS

-   2009 Fiscal Year Revenues  Increase 13.3% to $141.8 Million –

-   Fourth Quarter 2009 Revenues  Increase 18.5% to $40.0 Million  -

-   2009 Fiscal Year GAAP EPS More Than Triples to $0.47  -

-   2009 Fiscal Year Non-GAAP EPS Increases 67% to $0.64  -

YOQNEAM, Israel, February 16, 2010 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the fourth quarter and twelve months ended December 31, 2009.

For the twelve month period ended December 31, 2009, revenues increased by 13.3% to $141.8 million compared to $125.1 million in the same period of 2008.  Revenues in the Americas region grew 18.6% to $89.7 million in 2009 compared to $75.6 million in the same period in 2008.  Revenues in the EMEA region increased by 10.0% to $38.4 million, from $34.9 million in the same period in 2008, and revenues in the APAC region were $13.6 million, a decline of 6.7% from $14.6 million last year.  Bravo pH Monitoring System revenues were $15.0 million in the 2009, representing 11% of total revenues and 15% of revenues in the Americas region.

Gross profit for the year increased to 76.6% from 73.6% in 2008.  On a GAAP basis, net income for 2009 more than tripled to $14.3 million, or $0.47 per share on a fully diluted* basis, from $4.0 million or $0.13 per share for the same period in 2008.  On a non-GAAP basis, net income for 2009 increased 67% to $19.5 million, or $0.64 per share on a fully diluted* basis, from $11.5 million or $0.37 per share in the same period in 2008.

* Based on fully diluted shares of 30,423,162 at Dec 31, 2009, and 30,798,360 at Dec 31, 2008

Cash and cash equivalents, short-term investments and marketable securities at December 31, 2009 increased to $95.2 million. Net cash provided by operating activities was $24.2 million.

“I’m very proud with our performance in 2009 which demonstrates the strength of our business, despite the challenging economic environment.  Our strong 2009 financial results reflect a record year in many aspects – revenues, PillCam sales and profitability. The strong improvement in profitability stems from our ongoing efforts to improve operating efficiencies and increase revenues.  We are also very pleased with our fourth quarter financial results including the solid 18.5% increase in revenues and record worldwide sales of 61,000 PillCam capsules,” said Homi Shamir, president and CEO of Given Imaging.

 “Looking ahead, in 2010 we intend to continue the progress made last year and grow revenues by expanding sales of PillCam SB in newer markets and further penetrating established PillCam markets with new indications.  We will also invest in growing the market for Bravo worldwide, and begin developing the market for PillCam COLON 2.  At the same time, we remain committed to maximizing profitability and shareholder value.”

Fourth Quarter 2009 Analysis

Worldwide revenues were $40.0 million in the fourth quarter of 2009, an 18.5% increase from $33.8 million in the fourth quarter of 2008.  Gross margin in the fourth quarter of 2009 increased to 76.6%, compared to 72.6% in the fourth quarter of 2008.

Revenues in the Americas region increased 16.0% to $24.0 million, from $20.7 million in the same period in 2008.  Revenues in the EMEA region were $11.3 million, an increase of 16.5% from $9.7 million in the same period in 2008.  Revenues in the APAC region were $4.7 million, an increase of 38.2% from $3.4 million last year.

Worldwide PillCam SB sales amounted to 60,800 capsules in the fourth quarter of 2009, a 9% increase compared to 55,800 capsules in the same period last year.  PillCam SB sales in the Americas region increased 1.9% to 38,400 in the fourth quarter of 2009 compared to 37,700 the same period last year.  PillCam SB sales in the EMEA region increased 16.9% to 15,900 in the fourth quarter of 2009, while PillCam SB sales in the APAC region increased 44% to 6,500.

Bravo pH Monitoring System revenues were $4.4 million in the fourth quarter representing 11% of total revenues and 15% of revenues in the Americas region.

On a GAAP basis, net income for the fourth quarter of 2009 increased to $5.4 million or $0.17 per share on a fully diluted* GAAP basis compared to a net loss of $ 2.0 million, or $0.07 per share, respectively, in the fourth quarter of 2008. Non-GAAP earnings per share for the fourth quarter of 2009 increased 33% to $6.4 million, or $0.21 per share, compared to $4.8 million, or $0.15 in the same period last year. A reconciliation of GAAP results to non-GAAP results is attached.

Supplemental fourth quarter 2009 data can be found at www.givenimaging.com in the Investor Relations section.

2010 Guidance

The company expects 2010 revenues to be between $154 and $160 million.  The company expects GAAP EPS to be between $0.50 - $0.58, and non-GAAP EPS of between $0.76 - $0.84.

Recent Developments

•
In November, the Company introduced its second-generation PillCam(R) COLON capsule at the Gastro 2009 Conference in London. This advanced PillCam system contains proprietary, innovative technologies, including intelligent functionality and superior imaging, designed to provide physicians with clear and precise views of the colon and polyps of interest. Following receipt of the CE mark in September 2009, The Company plans to gradually make PillCam COLON 2 available in Europe during 2010.

•
At the UEGW meeting, independent investigators presented results of an initial 98-patient feasibility PillCam COLON 2 study. The study was published in the December 2009 edition of the journal Endoscopy. To access the study visit:

http://delivery.sheridan.com/downloads/mobile/THIEME_161122_CP.exe

Conference Call / Webcast Information

U.S. Call / Webcast
The company will host a conference call in English at 9:00am ET on Wednesday, February 17, 2010. To participate in this teleconference, please dial 888-684-1277 fifteen minutes before the conference is scheduled to begin. Callers outside of the U.S. should dial 913-312-1483. The call will also be webcast live at www.givenimaging.com. A replay of the call will be available for two weeks on the company's website, or until March 3, 2010, by dialing 888-203-1112. Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 6876444.

A separate conference call in Hebrew will take place on February 17, at 2:00pm Israel time, 7am ET. To access this call, please dial +972 3 9180609 ten minutes before the call is scheduled to begin. A replay of the call will be available from February 17th until February 19th by dialing +972 3 9255900.

Upcoming Events

Given Imaging management will be presenting at the following investor conferences:

•
February 23 – Yuval Yanai, Chief Financial Officer, will present at the NASDAQ OMX/Oppenheimer 14th Israeli Equities Conferences in New York City.  Mr. Yanai’s presentation is scheduled for 1:55pm ET.  This presentation will be webcast live at www.givenimaging.com.

•	February 25 – Homi Shamir, President and CEO, will present at the Lazard Capital Markets Medical Device Conference in Salt Lake City.

•	March 3 - Yuval Yanai will present to a group of institutional investors at an event sponsored by Morgan Stanley in Brussels, Belgium.

•	March 4 – Homi Shamir will present at the Morningstar/NYSSA Healthcare Conference in New York City. Mr. Shamir’s presentation is scheduled for 11am ET.

About Given Imaging Ltd.
Since 2001, Given Imaging has advanced gastrointestinal diagnosis by developing innovative, patient-friendly tools based on its PillCam® Platform. PillCam capsule endoscopy provides physicians with natural images of the small intestine via PillCam SB, the esophagus through PillCam ESO and the colon with PillCam COLON [PillCam COLON is not cleared for use in the USA]. The PillCam capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to better diagnose diseases of the esophagus, small bowel and colon and more accurately treat patients.  All Given Imaging products allow patients to maintain normal activities. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit www.givenimaging.com.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

Given Imaging Ltd. and its Consolidated Subsidiaries
Specified Items
For the Three Months Ended December 31, 2008 and 2009
(Unaudited, dollars in thousands)

	Research	Selling	General	Termination
	And	And	And	Of	Other	Tax
				Marketing
	Development	Marketing	Admin	Agreement	Expenses	Benefit	Total

Three month period ended December 31, 2009

Compensation expenses	$(29)	$110	$1,309	$-	$-	$-	$1,390
Impairment of Goodwill	-	-	-	-	483	-	483
Tax benefit	-	-	-	-	-	(857)	(857)
Total	$(29)	$110	$1,309	$-	$483	$ (857)	$1,016

Three month period ended December 31, 2008

Compensation expenses	$37	$453	$1,302	$-	$-	$-	$1,792
Write-off of Bravo IPR&D	4,700	-	-	-	-	-	4,700
Impairment of goodwill	-	-	-	-	406	-	406
Total	$4,737	$453	$1,302	$-	$406	$-	$6,898

Given Imaging Ltd. and its Consolidated Subsidiaries
Specified Items
For the Twelve Months Ended December 31, 2008 and 2009
(Unaudited, dollars in thousands)

	Research	Selling	General	Termination
	And	And	And	Of	Other	Tax
				Marketing
	Development	Marketing	Admin	Agreement	Expenses	Benefit	Total

Twelve month period ended December 31, 2009

Compensation expenses	$257	$1,619	$5,392	$-	$-	$-	$7,268
Impairment of goodwill	-	-	-	-	483	-	483
Tax (benefit)	-	-	-	-	-	(2,608)	(2,608)
Total	$257	$1,619	$5,392	$-	$483	$(2,608)	$5,143

Twelve month period ended December 31, 2008

Compensation expenses	$307	$1,756	$4,855	$-	$-	$	$6,918
IP Litigation expenses	-	-	3,375	-	-	-	3,375
Patent litigation settlement	-	-	(2,333)	-	-	-	(2,333)
Termination of marketing agreement	-	-	-	(5,443)	-	-	(5,443)
Impairment of goodwill	-	-	-	-	406	-	406
Write-off of Bravo IPR&D	4,700	-	-	-	-	-	4,700
Total	$5,007	$1,756	$5,897	$(5,443)	$406	$-	$7,623

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the three and nine months ended December 31, 2009 and 2008
Condensed, in thousands except share and per share data

	Q4 2009			Q4 2008
		Specified	Non			Specified	Non
	GAAP	Items (*)	GAAP	GAAP		Items (*)	GAAP

Revenues	$40,040	-	$40,040		$33,776	-	$33,776
Cost of revenues	(9,379)	-	(9,379)		(9,265)	-	(9,265)

Gross profit	30,661	-	30,661		24,511	-	24,511
Gross profit as a % of revenues	76.6%	-	76.6%		72.6%	-	72.6%

Operating expenses
Research and development, net	(4,211)	(29)	(4,240)		(7,857)	4,737	(3,120)
Sales and marketing	(16,171)	110	(16,061)		(14,333)	453	(13,880)
General and administrative	(4,898)	1,309	(3,589)		(4,871)	1,302	(3,569)
Termination of marketing agreement	-	-	-		-	-	-
Other, net	(889)	483	(406)		(867)	406	(461)

Total operating expenses	(26,169)	1,873	(24,296)		(27,928)	6,898	(21,030)

Operating profit (loss)	4,492	1,873	6,365		(3,417)	6,898	3,481
Operating profit as a % of revenues	11.2%		15.9%		(10.1%)		10.3%

Financing income ,net	308	-	308		809	-	809

Profit (loss) before taxes on income	4,800	1,873	6,673		(2,608)	6,898	4,290
Income tax benefit (expense)	382	(857)	(475)		(17)	-	(17)

Net Profit (loss)	5,182	1,016	6,198		(2,625)	6,898	4,273

Net loss attributable to non-controlling interest	187	-	187		562	-	562

Net profit (loss) attributable to shareholders	$5,369	$1,016	$6,385		$(2,063)	$6,898	$4,835
Net profit (loss) attributable to shareholders as a % of revenues	13.4%		15.9%		(6.1)%		14.3%

Earnings per share

Basic Earnings (losses) attributable to shareholders per Ordinary Share	$0.18	$0.04	$0.22	$	(0.07)	0.24	$0.17

Diluted Earnings (losses) attributable to shareholders per Ordinary Share	$0.17	$0.03	$0.20		$(0.07)	0.23	$0.16

 (*)See specified items

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the three and nine months ended December 31, 2009 and 2008
Condensed, in thousands except share and per share data

	YTD 2009			YTD 2008
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$141,763	-	$141,763	$125,108	-	$125,108
Cost of revenues	(33,145)	-	(33,145)	(33,001)	-	(33,001)

Gross profit	108,618	-	108,618	92,107	-	92,107
Gross profit as a % of revenues	76.6%	-	76.6%	73.6%	-	73.6%

Operating expenses
Research and development, net	(16,733)	257	(16,476)	(18,296)	5,007	(13,289)
Sales and marketing	(61,428)	1,619	(59,809)	(60,902)	1,756	(59,146)
General and administrative	(18,919)	5,392	(13,527)	(19,320)	5,897	(13,423)
Termination of marketing agreement	-	-	-	5,443	(5,443)	-
Other, net	(1,220)	483	(737)	(867)	406	(461)

Total operating expenses	(98,300)	7,751	(90,549)	(93,942)	7,623	(86,319)

Operating profit (loss)	10,318	7,751	18,069	(1,835)	7,623	5,788
Operating profit as a % of revenues	7.3%		12.7%	(1.5%)		4.6%

Financing income, net	1,584	-	1,584	4,004	-	4,004

Profit before taxes on income	11,902	7,751	19,653	2,169	7,623	9,792
Income tax benefit (expense)	1,542	(2,608)	(1,066)	(250)	-	(250)

Net Profit	13,444	5,143	18,587	1,919	7,623	9,542

Net loss attributable to non-controlling interest	891	-	891	2,087	-	2,087

Net profit attributable to shareholders	$14,335	$5,143	$19,478	$4,006	$7,623	$11,629
Net profit attributable to shareholders as a % of revenues	10.1%		13.7%	3.2%		9.3%

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.49	$0.18	$0.67	$0.14	$0.26	$0.40

Diluted Earnings attributable to shareholders per Ordinary Share	$0.47	$0.17	$0.64	$0.13	$0.25	$0.38

 (*)See specified items

Given Imaging Ltd. and its Subsidiaries

Consolidated Balance Sheets
(In thousands except per share data)

	December 31,
	2009	2008

Assets

Current assets
Cash and cash equivalents	$46,458	$31,697
Short-term investments	31,736	28,509
Accounts receivable:
Trade, net	24,742	21,673
Other	3,799	4,662
Inventories	17,302	18,931
Advances to suppliers	534	3,540
Deferred tax assets	2,207	1,178
Prepaid expenses	1,036	1,631

Total current assets	127,814	111,821

Deposits	1,062	1,094

Assets held for employees’ severance payments	4,968	3,686

Marketable securities	16,956	30,063

Long-term inventory	6,015	-

Fixed assets, less accumulated depreciation	13,843	15,115

Deferred tax assets	192	-

Intangible assets less accumulated amortization	11,284	12,067

Goodwill	3,586	4,069

Total Assets	$185,720	$177,915

Given Imaging Ltd. and its Subsidiaries

Consolidated Balance Sheets
(In thousands except share data)

	December 31,
	2009	2008

Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease	$145	$114
Accounts payable:
Trade	6,789	7,418
Other	20,060	17,612
Deferred income	234	1,523

Total current liabilities	27,228	26,667

Long-term liabilities
Obligation under capital lease	356	485
Liability in respect of employees’ severance payments	5,530	4,599

Total long-term liabilities	5,886	5,084

Total liabilities	33,114	31,751

Commitments and contingencies

Equity
Shareholders` equity:
Ordinary Shares, NIS 0.05 par value each
(90,000,000 shares authorized as of December 31, 2008 and 2009,
29,257,785 and 29,370,972 shares issued and fully
paid as of December 31, 2008 and 2009, respectively)	345	343
Additional paid-in capital	182,203	173,983
Capital reserve	2,166	2,166
Accumulated other comprehensive income (loss)	399	(600)
Accumulated deficit	(33,185)	(31,721)
Shareholders` equity	151,928	144,171
Non-controlling interests	678	1,993
Total equity	152,606	146,164

Total liabilities, shareholders’ equity and non-controlling interests	$185,720	$177,915

Given Imaging Ltd. and its Subsidiaries

Consolidated Statements of Operations
(In thousands except share and per share data)

	Year ended December 31,
	2009	2008	2007

Revenues	$141,763	$125,108	$112,868
Cost of revenues	(33,145)	(33,001)	(29,721)
Early repayment of royalty bearing government Grants	-	-	(4,843)

Gross profit	108,618	92,107	78,304

Operating expenses
Research and development, gross	(17,842)	(15,126)	(12,847)
In-process research and development acquired in a business combination	-	(4,700)	-
	(17,842)	(19,826)	(12,847)
Government grants	1,109	1,530	1,242
Research and development, net	(16,733)	(18,296)	(11,605)

Sales and marketing	(61,428)	(60,902)	(55,446)
General and administrative	(18,919)	(19,320)	(20,981)
Termination of marketing agreement	-	5,443	22,860
Other, net	(1,220)	(867)	(422)

Total operating expenses	(98,300)	(93,942)	(65,594)

Operating profit (loss)	10,318	(1,835)	12,710

Financial income, net	1,584	4,004	5,520

Profit before taxes on income	11,902	2,169	18,230

Income tax benefit (expense)	1,542	(250)	(4,548)

Net Profit	13,444	1,919	13,682

Net loss attributable to non-controlling interest	891	2,087	1,503

Net profit attributable to shareholders	$14,335	$4,006	$15,185

Earnings per share:

Basic Earnings per Ordinary Share	$0.49	$0.14	$0.52

Diluted Earnings per Ordinary Share	$0.47	$0.13	$0.49

Weighted average number of Ordinary Shares used to compute basic Earnings per Ordinary Share	29,281,897	29,254,035	28,961,968
Weighted average number of Ordinary Shares used to compute diluted Earnings per Ordinary Share	30,423,162	30,798,360	31,030,459

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)
	Year ended December 31,
	2009	2008	2007

Cash flows from operating activities:
Net profit	$13,444	$1,919	$13,682

Adjustments required to reconcile net profit to net cash provided by operating activities:

Depreciation and amortization	6,096	5,183	4,771
In-process research and development	-	4,700	-
Goodwill impairment	483	406	-
Deferred tax assets	(1,221)	172	24
Stock based compensation	7,268	6,918	5,651
Excess tax benefits related to stock based compensation	-	-	(693)
Other	570	621	380
Decrease (increase) in accounts receivable – trade	(3,069)	1,642	(4,428)
Decrease (increase) in other accounts receivable	863	5,723	(8,922)
Decrease (increase) in prepaid expenses	595	(342)	51
Decrease (increase) in advances to suppliers	3,006	(3,350)	(108)
Decrease (increase) in inventories	(4,386)	(2,971)	2,208
Increase (decrease) in accounts payable	1,819	(3,287)	8,570
Decrease in deferred income	(1,289)	(7,856)	(14,903)
Net cash provided by operating activities	24,179	9,478	6,283

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(4,794)	(6,300)	(5,772)
Purchase of fixed assets, intangible assets, and goodwill in a business combination	-	(16,660)	-
Deposits	34	(192)	(355)
Proceeds from sale of trading and marketable securities and short term investments	38,085	67,743	23,845
Proceeds from sales of fixed assets	-	61	-
Investments in trading and marketable securities	(27,410)	(61,986)	(36,584)
Net cash provided by (used in) investing activities	5,915	(17,334)	(18,866)

Cash flows from financing activities:
Principal payments on capital lease obligation	(131)	(120)	(37)
Proceeds from the issuance of Ordinary Shares	954	252	4,280
Dividend distribution	(15,799)	-	-
Excess tax benefits related to stock based compensation	-	-	693
Purchase of shares from a noncontrolling shareholder in a subsidiary	(382)	-	-
Issuance of shares by a consolidated company	-	2,288	-
Net cash provided by (used in) financing activities	(15,358)	2,420	4,936

Effect of exchange rate changes on cash	25	30	240
Increase (decrease) in cash and cash equivalents	14,761	(5,406)	(7,407)
Cash and cash equivalents at beginning of year	31,697	37,103	44,510
Cash and cash equivalents at end of year	$46,458	$31,697	$37,103
Supplementary cash flow information

	Year ended December 31,
	2009	2008	2007
Income taxes paid	$877	$259	$1,098
Assets acquired under capital lease	-	$109	$569